Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-252742

AFA Private Credit Fund

Supplement dated December 16, 2024 to the Prospectus and Statement of Additional Information (“SAI”)
dated August 31, 2024

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus and SAI of AFA Private Credit Fund (the “Fund”), each dated August 31, 2024. Capitalized terms used in this supplement have the same meanings as in the Prospectus and SAI, unless otherwise stated herein.

IMPORTANT NOTICE REGARDING FUND NAME CHANGE AND CHANGE TO INVESTMENT POLICY

At a meeting on December 4-5, 2024, the Fund’s Board of Trustees (the “Board”) approved a change in the name of the Fund to the “AFA Asset Based Lending Fund.” The Board also approved changes to the Fund’s 80% investment policy. Such changes will be effective on February 17, 2025 (the “Effective Date”).

As of the Effective Date the following changes are made:

1. All references to “AFA Private Credit Fund” in the Prospectus and SAI are replaced with “AFA Asset Based Lending Fund.”

2. The Fund’s current 80% investment policy states: “The Fund seeks to achieve its investment objectives by investing under normal circumstances at least 80% of its net assets, plus any borrowings for investment purposes, either directly or indirectly, in a range of private credit securities and other private credit-related investments.”

Accordingly, all references to the abovementioned 80% investment policy in the Prospectus and SAI are hereby replaced with:

The Fund seeks to achieve its investment objectives by investing under normal circumstances at least 80% of its assets (net assets, plus any borrowings for investment purposes) either directly or indirectly, in a range of asset-based lending investments.

3.The Fund currently has a principal investment strategy as follows:

The Fund will generally allocate more than 80% of its net assets, including any borrowings for investment purposes, either directly or indirectly, in Underlying Investments of the following types: asset-based lending, receivables financing, real estate lending, specialty finance, royalties, leasing, intellectual property lending, peer to peer and consumer lending, litigation finance, trade finance, opportunistic credit, distressed lending, debtor-in-possession, and direct corporate lending. The Fund may change the types of Underlying Investments in which it may invest, and one or more of the investment types described above may not be represented in the Fund at any given time. The Fund may also invest in public credit-related securities, including leveraged loans, high yield bonds, structured credit, collateralized loan obligations (“CLOs”), public credit instruments and derivative contracts, and other public credit- related securities.

As of the Effective Date, the abovementioned paragraph in the Prospectus will be replaced by the following:

The Fund will generally allocate at least 80% of its assets (net assets, plus any borrowings for investment purposes, either directly or indirectly, in Underlying Investments of asset-based lending instruments, which are broadly defined as loans or other forms of indebtedness that are secured by collateral, including, among others: loans backed by equipment, inventory and receivables; loans collateralized by real estate; loans secured by real assets; loans secured by infrastructure assets; loans secured by royalties, intellectual property or other contractual cash flows; litigation finance; trade finance; leasing of transportation assets or other equipment; and loans backed by pools of commercial or consumer loans. Some of the Underlying Investments may be opportunistic, distressed or debtor-in-possession at the time of investment. The Fund may change the types of Underlying Investments in which it may invest, and one or more of the investment types described above may not be represented in the Fund at any given time.

TERMINATION OF SUB-ADVISORY AGREEMENT WITH AON INVESTMENT USA, INC. (“AON INVESTMENTS”)

As of the close of business on December 31, 2024 (the “Termination Date”), the sub-advisory agreement among the Fund, the Investment Manager and Aon Investments (the “Aon Sub-Advisory Agreement”) will be terminated. The Fund’s investment objective and strategies will not change as a result of the termination of the Aon Sub-Advisory Agreement.

Effective as of the close of business on the Termination Date:

1. All references to Aon and the Aon Sub-Advisory Agreement in the Prospectus and SAI are hereby removed, as applicable.

2. All references to “Sub-Advisers” in the Prospectus and SAI are replaced with “Sub-Adviser”, as applicable.

Please keep this Supplement for future reference.